[Letterhead of China Security & Surveillance Technology, Inc.]

September 18, 2009

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:

China Security & Surveillance Technology, Inc. Registration Statement No. 333-161945

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-3 (File No. 333-161945) filed with the Securities and Exchange Commission by China Security & Surveillance Technology, Inc. on September 16, 2009 (the "Registration Statement"). Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the "Act"), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the facing page of the Registration Statement immediately following the calculation of registration fee table:

"The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine."

If you have any questions, please contact Jing Zhang, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside counsel, at (202) 663-8323.

Sincerely,

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC.

By: /s/ Terence Yap
Terence Yap
Chief Financial Officer